425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM
MORRISON & FOERSTER LLP
NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.
NORTHERN VIRGINIA, DENVER,
SACRAMENTO, WALNUT CREEK
TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

September 17, 2008		Writer’s Direct Contact 415.268.6950 RHum@mofo.com

VIA EDGAR AND FACSIMILE (202) 772-9202
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: Ms. Julie Bell, Staff Attorney

Re:        GoFish Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-152921

Dear Ms. Bell:

On behalf of GoFish Corporation, a Nevada corporation (the “Company”), we transmit herewith for filing with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-152921) (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended, of the offering from time to time by the selling stockholders of the Company identified in the prospectus forming a part of the Registration Statement of up to 9,667,458 shares of common stock, par value $0.001 per share, of the Company.

For your convenience and in order to help expedite your review, we are separately delivering to your attention a courtesy clean hard copy of the Amendment No. 1 and a redlined hard copy of the Amendment No. 1 that is marked to show changes from the original Registration Statement filed on August 11, 2008.

By way of a letter dated August 29, 2008 (the “August 29 Comment Letter”) from the staff of the Commission (the “Staff”), the Company was provided with the Staff’s comments with respect to the original Registration Statement filed on August 11, 2008. The Amendment No. 1 incorporates changes to the Registration Statement in response to the Staff’s comments set forth in the August 29 Comment Letter. To aid in your review, the full text of each of comment of the Staff is reproduced below in bold, and the Company’s response to each such comment directly follows the applicable text, which is numbered to correspond with each number set forth in the August 29 Comment Letter.

Calculation of Registration Fee

Staff Comment:

1.    Please note that Rule 416 can only be used to provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Please revise your fee table footnotes to remove any transactions outside the scope of Rule 416. In addition, revise your disclosure as appropriate to reflect that you will not use Rule 416 to cover increases resulting from any other adjustment provision contained in the senior convertible notes, the warrants and the placement agent warrants.

Company Response:

We have revised the fee table footnotes as appropriate to remove any transactions outside the scope of Rule 416. We have also revised the disclosure as appropriate to reflect that the Company will not rely on Rule 416 to cover shares issued or issuable pursuant to any other adjustment provisions contained in the senior convertible notes, the warrants or the placement agent warrants.

Staff Comment:

2.    Please provide a statement in the third fee table footnote that the 4,448,677 shares in the fee table is the upper limit of your good faith estimate of the number of shares of common stock that may be issuable in the future. Please note that to the extent you need to register additional shares in the future to cover interest payments in excess of the good faith estimate currently registered, you must register those shares on a new registration statement.

Company Response:

We have revised the third fee table footnote as appropriate to reflect that 4,448,677 shares represents the upper limit of the Company’s good faith estimate of the number of shares of Common Stock that may become issuable in the future if the Company elects to pay all interest due under the terms of the senior convertible notes in shares of common stock. We have also revised the third fee table footnote as appropriate to clarify that in the event that additional shares are required to be issued to cover interest payments in excess of such upper limit of the Company’s good faith estimate, such additional shares will be registered on a new registration statement.

* * * * *

We hope that this letter responds adequately to the Staff’s comments. If the Staff has any questions or comments with respect to the foregoing or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to contact the undersigned at (415) 268-6950.

Sincerely,

/s/ Raymond T. Hum

Raymond T. Hum, Esq.
*Admitted to Practice Only in New York

Enclosure

cc: David Lorie, GoFish Corporation